SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C.  20549

                                           FORM U-57

                        NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                               Filed Under Section 33(a) of the
                    Public Utility Holding Company Act of 1935, as amended

                                    London Electricity plc
                              Templar House, 81-87 High Holborn,
                                   London WC1V 6NU, England

                                 East Midlands Electricity plc
                                   398 Coppice Road, Arnold
                                  Nottingham NG5 7HX, England

                                     Northern Electric plc
                                 Carliol House, Market Street,
                             Newcastle upon Tyne NE1 6NE, England

                                         SEEBOARD plc
                                  Forest Gate, Brighton Road
                            Crawley, West Sussex RH11 9BH, England

                                  South Wales Electricity plc
                       Newport Road, St. Mellons, Cardiff CF3 9XW, Wales

                                Yorkshire Electricity Group plc
                       Wetherby Road, Scarcroft, Leeds LS14 3HS, England
                       _________________________________________________
                               (Name of foreign utility company)

                              Central and South West Corporation
                       _________________________________________________
                          (Name of filing company if filed on behalf
                                 of a foreign utility company)

                       The Commission is requested to mail copies of all communications relating to this Notification to:

                                        Joris M. Hogan
                                Milbank, Tweed, Hadley & McCloy
                                    1 Chase Manhattan Plaza
                                   New York, New York 10005
            Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of London Electricity plc ("London Electricity"), East Midlands Electricity plc ("East Midlands"), Northern Electric plc ("Northern Electric"), SEEBOARD plc ("SEEBOARD"), South Wales Electricity plc ("SWALEC"), and Yorkshire Electricity Group plc ("Yorkshire Electricity"), each of which is a corporation organized under the laws of England and/or Wales, hereby notifies the Securities and Exchange Commission (the "Commission") that each of London Electricity, East Midlands, Northern Electric, SEEBOARD, SWALEC, and Yorkshire Electricity is, and on behalf of each such company claims status for such company as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Act.

Item 1. Name of entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

            The names and registered offices of the companies on whose behalf FUCO status is claimed are as follows:

London Electricity plc
Templar House, 81-87 High Holborn, London WC1V 6NU, England

East Midlands Electricity plc
398 Coppice Road, Arnold, Nottingham NG5 7HX, England

Northern Electric plc
Carliol House, Market Street, Newcastle upon Tyne NE1 6NE, England

SEEBOARD plc
Forest Gate, Brighton Road, Crawley, West Sussex RH11 9BH, England

South Wales Electricity plc
Newport Road, St. Mellons, Cardiff CF3 9XW, Wales

Yorkshire Electricity Group plc
Wetherby Road, Scarcroft, Leeds LS14 3HS, England

            Each of the foregoing companies is a "regional electricity company" (or "REC") which purchases and sells electricity to retail customers in the United Kingdom.

London Electricity plc ("London Electricity")

            According to London Electricity's 1994-95 Annual Report and Accounts, the company is engaged in the distribution of electricity to nearly 2 million customers within the London area, and its principal assets consist of the distribution facilities used to serve such electric customers. London Electricity is also engaged in the generation of electric energy through a wholly owned subsidiary, London Power Company Ltd., and holds a 13.5% stake in Barking Power Limited, owner of a 1000MW combined cycle gas turbine power station in East London. London Electricity also holds a 10.5% interest in The National Grid Holdings plc, which, through a subsidiary, owns and operates the national electric power transmission grid of England and Wales.

            London Electricity has issued and outstanding a single class of capital shares, "ordinary shares of 50p each". London Electricity's 1994-95 Annual Report and Accounts indicates that as of June 29, 1995, the following entity had holdings of 5% or more of the company's outstanding shares:
Prudential Corporation Group of Companies (5.13%).

East Midlands Electricity plc ("East Midlands")

            According to East Midlands' 1995 Annual Review and Accounts, East Midlands is engaged in the distribution of electricity to approximately 2.2 million businesses and homes in an area in England stretching from Coventry to the Lincolnshire coast and from Milton Keynes to Chesterfield. East Midlands buys electricity from generators and supplies it to all smaller businesses and residential customers in its franchise area and to larger business customers anywhere in the country on a negotiated contract basis. East Midlands' principal assets of consist of the distribution facilities used to serve such customers. East Midlands is also engaged in the generation of electric energy by virtue of its ownership interests in the Corby combined cycle gas generation station, the Taff-Ely wind farm, and small renewable generation projects. In addition, East Midlands holds an 8.4% interest in The National Grid Holdings plc, which, through a subsidiary, owns and operates the national electric power transmission grid of England and Wales.

            East Midlands has issued and outstanding a single class of capital shares, "ordinary shares of 56 9/11p each". East Midlands' 1995 Annual Review and Accounts indicates that as of June 22, 1995, the company's directors had not been notified of any beneficial interest of 5% or more of the company's issued share capital.

Northern Electric plc ("Northern Electric")

            According to Northern Electric's 1995 Report and Accounts, Northern Electric is engaged in the distribution and supply of electricity to more than 1.4 million electric customers in England in the counties of Northumberland, Tyne and Wear, Durham, Cleveland and North Yorkshire, and the supply of electricity to a number of large customers throughout England and Wales. Its principal assets consist of the facilities used to serve such customers. Northern Electric is also engaged in the generation of electric energy through three wholly owned subsidiaries: Northern Electric Generation Limited, which holds a 15.4% interest in Teesside Power Limited, which owns and operates a gas-fired combined cycle power generating station in England; Northern Electric Generation (Peaking) Limited; and Neptune Power Limited. Northern Electric also holds a 6.5% interest in The National Grid Holdings plc, which, through a subsidiary, owns and operates the national electric power transmission grid of England and Wales.

            Northern Electric has issued and outstanding a single class of capital shares, "ordinary shares of 50p each". North Electric's 1995 Report and Accounts indicates that as of June 19, 1995, the following entity had holdings of 5% or more of the company's outstanding shares: Prudential Corporation (6.41%).

SEEBOARD plc ("SEEBOARD")

            According to SEEBOARD's 1995 Annual Report & Accounts, SEEBOARD is engaged in the distribution of electricity to approximately 2 million residential and small business customers in the southeastern portion of England, and its principal assets consist of the distribution facilities used to serve such customers. SEEBOARD is also engaged in the generation of electric energy through a 37.5% interest in Medway Power Ltd., owner of a 660 MW gas-fired power station on the Isle of Grain, and also holds a 7.3% interest in The National Grid Holdings plc, which, through a subsidiary, owns and operates the national electric power transmission grid of England and Wales.

            SEEBOARD has issued and outstanding a single class of capital shares, "ordinary shares of 50p each". SEEBOARD's 1995 Annual Report & Accounts indicates that as of May 31, 1995 the following entity had holdings of 5% or more of the company's outstanding shares: Norwich Union Life Insurance Society Limited (5.78%).

South Wales Electricity plc ("SWALEC")

            According to SWALEC's 1994-95 Annual Report and Accounts, SWALEC is engaged in the distribution of electricity to approximately 950,000 residential, commercial and industrial customers in South Wales, and its principal assets consist of the distribution facilities used to serve such customers. SWALEC is also engaged in the generation of electric energy through one direct and two indirect wholly owned subsidiaries -- South Wales Electricity Generating Limited, South Wales Power Limited, and South Wales TPL Investments Limited -- and through a 30% share interest in Kirkby Moor Windfarm Limited and a 25% stake in Bryn Titli Windfarm Limited. Through subsidiary companies, SWALEC holds a 7.7% interest in Teesside Power Limited, which owns and operates a gas-fired power generating station in England. In addition, SWALEC in 1995 purchased Renewable Power Generation Ltd., a company with contracts to generate power from methane gas produced by the decomposition of domestic waste at landfill sites, and won contracts to develop four new windfarm sites in South Wales on a joint venture basis. SWALEC also holds a 5.4% interest in The National Grid Holdings plc, which, through a subsidiary, owns and operates the national electric power transmission grid of England and Wales.

            SWALEC has issued and outstanding a single class of capital shares, "ordinary shares of 50p each". SWALEC's 1994-95 Annual Report and Accounts indicates that as of May 18, 1995, the following entities had holdings of 5% or more of SWALEC's capital shares: Norwich Union Life Insurance Society (6.0%) and Prudential Corporation plc (5.3%).

Yorkshire Electricity Group plc ("Yorkshire Electricity")

            According to Yorkshire Electricity's 1995 Annual Report and Accounts, Yorkshire Electricity is engaged in the distribution of electricity to customers in the north-central part of England, and its principal assets consist of the distribution facilities used to serve such customers.
Yorkshire Electricity is also engaged in the generation of electric energy through Yorkshire Electric Power Ltd, a wholly owned subsidiary holding company for generation activities, and Regional Power Generators Ltd, a 75% owned indirect subsidiary which owns a 240 MW combined cycle gas turbine generating station at Brigg on South Humberside, and Yorkshire Windpower Ltd., a 50% owned joint venture with Yorkshire Water which holds interests in wind farms at Ovenden Moor near Halifax and at Royd Moor in South Yorkshire. In addition, Yorkshire Electricity owns eight diesel-powered package generator units for use in periods of high-cost power from the electricity pool, and has reached agreement to build on-site combined heat and power gas-fired generation units for customers in Leeds and Bradford. Yorkshire Electricity also holds a 9.2% interest in The National Grid Holdings plc, which, through a subsidiary, owns and operates the national electric power transmission grid of England and Wales.

            Yorkshire Electricity has issued and outstanding a single class of capital shares, "ordinary shares of 56 9/11p each". The company's 1995 Annual Report and Accounts indicates that as of June 1, 1995, the following entity had holdings of 5% or more of the company's outstanding shares: Swiss Bank Corporation (5.69%).

Share Ownership by CSW

            As of the date hereof, CSW owned no shares of capital stock of London Electricity, East Midlands, Northern Electric, SEEBOARD, SWALEC or Yorkshire Electricity. CSW may acquire all or part of the issued and outstanding capital shares (including shares, if any, held through American Depositary Receipts) of any or all of the foregoing companies and/or options in respect of such shares. Such shares may be acquired through open market and/or privately negotiated purchases or by public offer to purchase, either directly by CSW or indirectly through CSW's wholly owned subsidiary CSW International, Inc. and/or one or more Project Parent(s) established pursuant to the authority granted in the Commission's orders in File No. 70-8423, Release Nos. 35-26156 (Nov. 3, 1994) & 35-26383 (Sept. 27, 1995).


Item 2. Name of any domestic associate public-utility companies and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

            The following companies are domestic public utility companies of
CSW: Central Power and Light Company, Public Service Company of Oklahoma, Southwestern Electric Power Company, and West Texas Utilities Company. None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with London Electricity, East Midlands, Northern Electric, SEEBOARD, SWALEC, or Yorkshire Electricity, and no such investment or contractual relationship is contemplated.


Exhibit A:  State certifications required under Section 33(a)(2) of the Act.

            Because CSW is a registered holding company, state certifications under Section 33(a)(2) are not required.











SIGNATURE

            The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   CENTRAL AND SOUTH WEST CORPORATION



                                   By:/s/STEPHEN J. MCDONNELL
                                   Steve J. McDonnell
                                   Treasurer

Date:  November 8, 1995